

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 4561

April 2, 2018

Rongjie Dong
Chief Executive Officer
HUYA, Inc.
Building B-1, North Block of Wanda Plaza
No. 79 Wanbo 2nd Road
Panyu District, Guangzhou 511442
The People's Republic of China

> **Re:** **HUYA, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 14, 2018**
> **CIK No. 0001728190**

Dear Mr. Dong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Please revise to discuss Tencent's significant ownership interest and voting power in the company.

Risk Factors

If we fail to maintain an effective system of internal control over financial reporting…, page 31

2.   We note your revised disclosure in response to prior comment 6 indicating that you will be required to include a report of management on your internal control over financial reporting in your annual report on Form 20-F beginning with your annual report for the fiscal year ending December 31, 2018. Considering that this annual report will likely be your first required annual report, management's annual report on internal control over financial reporting will not yet be required. Please revise accordingly. Refer to Instruction 1 to Item 308 of Regulation S-K.

Our dual-class share structure with different voting rights…., page 55

3.   Please clarify the concentration of ownership of Tencent in the Class B common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Specific Factors Affecting Our Results of Operations, page 85

4.   You indicate in your response to prior comment 8 that you have disclosed the average mobile MAUs for each period presented. However, we note that you have only disclosed this metric for the fourth quarter of the respective years. As previously requested, please disclose this metric for each of the two years in the period ended December 31, 2017.

5.   We note from your response to prior comment 8 that you believe that certain of the identified metrics do not directly correlate with your performance. However, key metrics that management uses to manage the business that would be material to investors should, nevertheless, be disclosed and analyzed. In this regard, you specify performance metrics on page 117 and throughout your filing that support your competitive strengths contributing to your success. We further note these metrics have been presented as if necessary to understand and evaluate the size and dominance of your business and they contribute to the specific factors and trends affecting your results of operations discussed on page 85. For each of the years presented, you should also disclose the average DAUs, average mobile DAUs, total number of active broadcasters, and total and mobile average daily time spent per active user that are necessary for an understanding and evaluation of your company. Refer to Part I, Item 5.D. of Form 20-F and Section III.B of SEC Release 33-8350.

Results of Operations, page 87

6.   We note your revised disclosure in response to prior comment 10. Please further revise to ensure that you fully explain and quantify the reasons for material changes in your results of operations. For example, please explain how the larger user base and

conversions of more users to paying users resulted in a decrease in revenue sharing fees and content costs expressed as a percentage of license fee revenue. Specifically address any impact of changes in your revenue share ratio, in light of your investment in attracting and retaining popular broadcasters and talent agencies and enriching quality content offerings as noted from your disclosure on page 85. In addition, provide a qualitative and quantitative explanation for the factor(s) other than the decrease in share-based compensation that contributed to the decline in research and development expenses.

Liquidity and Capital Resources, page 94

7.   Please revise to discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on liquidity or capital resources or that would cause reported financial information to not necessarily be indicative of future financial condition. In this regard, you should address the share subscription agreement with Linen Investment Limited, a wholly-owned subsidiary of Tencent, on March 8, 2018. Refer to Part I, Item 5.D. of Form 20-F.

Business, page 116

8.   We note the selected quarterly results of operations added on page 92. To the extent that seasonality has a material impact, such as on your financial results and/or metrics, please include a description of the seasonality of your business. In this regard, we note from the question-and-answer session of YY Inc.'s fourth quarter and fiscal year 2017 earnings call that the fourth quarter is low season for Huya. Refer to Part I, Item 4.B.3 of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-2

9.   The "Opinion on the Financial Statements" should make clear what the term "Company" refers to throughout the audit report. Refer to PCAOB Standard, AS 3101, Appendix B.

Consolidated Balance Sheets as of December 31, 2016 and 2017, page F-3

10.   We note from your disclosure of subsequent events on page F-53 that, upon closing of the transaction with Tencent, you adopted a dual voting structure and redesignated your ordinary shares and preferred shares. If applicable, revise to give retroactive effect in financial statements for this change in capital structure. Refer to SAB Topic 4C. In addition, tell us how your disclosures related to the resulting division of ordinary and preferred shares comply with ASC 505-10-50-3. Please advise or revise.

Notes to the Consolidated Financial Statements

Note 2. Principal accounting policies

(dd) Recently issued accounting pronouncements, page F-33

11. You indicate that you are in the process of evaluating the impact of the adoption of ASU 2015-02. This update was effective for fiscal years and interim periods within those fiscal years beginning after December 31, 2015. Refer to ASC 810-10-65-7. Please revise accordingly.

Note 23. Subsequent events, page F-53

12. Please revise to ensure that your disclosure addresses all of the pertinent rights and privileges of the securities outstanding upon the adoption of your dual voting structure and the issuance of the Series B-2 redeemable convertible preferred shares. In addition, please clarify the nature of the business cooperation agreement entered into with Tencent as well as the financial effect of the business cooperation agreements entered into with Tencent and with YY. Refer to ASC 855-10-50-2.

General

13. We note your response to our prior comment 22. Please revise footnote 1 in the inside front cover artwork of the prospectus to indicate that the Frost & Sullivan report was commissioned by the company.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director,
Office of Information Technologies
and Services

cc: Z. Julie Gao, Esq.
     Skadden, Arps, Slate, Meagher & Flom LLP